UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, March 5, 2026
Notice: CPSA-GG-N-0088/26-AL

Dear Mr./Ms.,

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

Subject: Information set forth by
Section 62 of Buenos Aires Stock Exchange
Regulations

Dear Sir /Madam,

We contact you in compliance with the abovementioned section so as to inform that on March 5, 2026, the Board of Directors of Central Puerto S.A. approved the financial statements and other documentation for the fiscal year ended December 31, 2025 and has acknowledged the corresponding reports of the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1.	Income (loss) for the fiscal year ended December 31, 2025:

2.	Other comprehensive income (loss) for the fiscal year ended December 31, 2025:

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina
Telephone (54 11) 4317 5000 – info@centralpuerto.com

3.	Comprehensive income (loss) for the fiscal year ended December 31, 2025:

4.	Shareholders’ equity details divided in items and amounts as at December 31, 2025:

5.	Board of Directors proposal

The net income for the fiscal year 2025 amounted to ARS 346,353,873, while as of December 31, 2025, the accumulated retained earnings balance amounted to ARS 332,495,992. The Board of Director’ proposes to allocate them for the creation of an optional reserve to be used, indistinctly: (i) for the distribution of dividends based on the financial position of the Company and the Company’s provisions related to dividends distribution in force, and to delegate to the Board of Directors the power to partially or totally release such reserve for the distribution of dividends and the determination of the time, currency, terms and other conditions related to the payment, pursuant to the scope of the delegation granted by the Shareholders’ Meeting, and (ii) for the acquisition of the Company’s treasury shares, delegating to the Board of Directors the power to determine the time, terms and conditions of its release, whether partial or total, to be applied to such end. In addition, they propose to release the surplus of the statutory reserve for the amount of ARS 29,273,279.

6.	Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under the public offering regime and it is listed on the Buenos Aires Stock Exchange (“BCBA”) and; since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 9, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact